Filed Pursuant to Rule 433

Registration Statement No. 333-171521

Issuer Free Writing Prospectus dated January 28, 2011

GMXR

FOR IMMEDIATE RELEASE

FOR ADDITIONAL INFORMATION CONTACT

Alan Van Horn

Manager, Investor Relations

(405) 254-5839

GMX RESOURCES INC. Announces Five Oil Resource Acreage Acquisitions Totaling 67,724 Net Acres in Bakken and Niobrara Development Cores; Completed Year-End Reserves Which Includes Removal of Cotton Valley Undeveloped Reserves to Focus on New Oil Opportunities; Liquidity and Financial Update, and 2011 Production Guidance

Oklahoma City, Oklahoma, Friday, January 28, 2011 GMX RESOURCES INC., NYSE: ‘GMXR’; today announced the Company has recently signed three additional purchase and sale agreements (“PSA”) and one letter of intent (“LOI”). In combination with the PSA announced in the press release dated January 20, 2011, we now have signed four PSAs and one LOI with private companies for a total of approximately 67,724 net acres of horizontal oil resources within the core development areas of the Bakken / Sanish-Three Forks Formation in the Williston Basin (Bakken) and the Niobrara Formation in the Denver Julesburg (DJ) Basin. The 67,724 net acres is comprised of approximately 26,087 net acres in the Williston Basin, North Dakota and Montana targeting the Bakken / Sanish–Three Forks Formation and approximately 41,637 acres in the DJ Basin in Wyoming targeting the Niobrara Formation. The Company previously announced an acquisition of Bakken/Sanish-Three Forks acreage for approximately $1.8 million in cash and up to 2,669,513 shares of stock, which is included within this announcement. Capital One Southcoast served as financial advisor to the Company on the transactions. The Company expects to close these transactions in February and March, 2011.

Ken L. Kenworthy Jr., Chief Executive Officer, said “These combined transactions are transformational for GMXR, providing us with 342 additional horizontal drilling locations in the most actively developed oil resource play in the USA and one of the most promising emerging oil resource plays. These acquisitions now reposition GMXR into three significant Basins with two oil resource developments and two natural gas resource developments which include the largest natural gas resource basin in the U.S. The Company will now manage its capital allocation to the highest risk-adjusted rate of return for either oil or natural gas across over 700 net horizontal locations in these three resource plays, a multi-year inventory using three FlexRig3™ rigs. We believe our horizontal Haynesville/Bossier experience, our knowledge from resource consortiums participations, data exchange relationships and our technical team’s Rockies experience will be instrumental in the successful development of the Bakken and Niobrara horizontal resources. The Company plans to raise capital to fund the development of these new opportunities. Operationally, we currently plan to winterize two of our three available FlexRig3™ rigs, and run one rig each in the Bakken and Niobrara while maintaining our one-rig program in the Haynesville/Bossier development. We also plan to participate in and/or initiate our own 3D seismic shoot, join consortiums and create data sharing relationships with other operators. The Company has hired local consultants in the area to help execute its plans, and as we expand our developments, we intend to establish GMXR field offices in the areas.”

Bakken/Sanish-Three Forks—Williston Basin

GMXR’s 26,087 total net acre leasehold for these acquisitions is primarily in five distinct areas, all of which are within the Bakken ‘thermal maturity window’. The consideration to be paid by us for the